SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERTO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)


                         POINT WEST CAPITAL CORPORATION
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   730715 10 9
                             ---------------------
                                 (CUSIP Number)


                          Michael Fitzsimmons, Manager
                           31 Davies Street, 5th Floor
                                 London W1Y 1FN
                                    England
                              011-44-1-71-591-7834
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 1999
                                ------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]


         Note:  Schedules  filed in paper format shall include a signed original
         ----
         and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                              (Page 1 of 5 Pages)

------------------------                                 -----------------------
CUSIP No. 730715 10 9                13D                   Page 2 of 5 Pages
------------------------                                 -----------------------



------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Michael Fitzsimmons
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [ X ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              00
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF           0
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            83,000
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   83,000
              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   0
------------- -----------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              83,000
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               2.5%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

               IN
------------- ------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 730715 10 9                SCHEDULE 13D           Page 3 of 5 Pages
-------------------------                              ------------------------


     This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed on July 29, 1998 (the " Original Schedule 13D"). This Amendment No. 1 is being filed to (a) amend the address of the entity over which the reporting person shares beneficial ownership and (b) report shares of Common Stock sold by the entity over which the reporting person shares beneficial ownership. Capitalized terms used in this Amendment No. 1 and not defined are used as defined in the Original Schedule 13D.



Item 2.  Identity and Background.
======   =======================


         (c)   Present Principal Occupation or Employment of Person Filing This
               ----------------------------------------------------------------
               Statement.
               ----------

               The last sentence under Item 2(c) of the Original Schedule 13D is amended and restated to read as follows:

               Lodestone Partners' principal address is:

                      P.O. Box 8819
                      Incline Village, Nevada  89452


Item 5    Interest in Securities of the Issuer
======    ====================================

          Items 5 (a), (b), (c) and (e) of the Original Schedule 13D are amended and restated to read as follows:

         (a)      Number  and Percent of Shares Beneficially Owned by Person
                  ----------------------------------------------------------
                  Filing This Statement.
                  ---------------------

                  Lodestone Capital is the record holder of 83,000 shares of Common Stock. Lodestone Partners is managed by a Board of Managers composed of John Ward Rotter and Michael Fitzsimmons ("Fitzsimmons"), who is the other member of Lodestone
                  Partners. Based on the number of shares of Common Stock outstanding as of March 22, 1999, Michael Fitzsimmons may be deemed to beneficially own with Mr. Rotter 2.5% of the outstanding Common Stock. Pursuant to the Lodestone Partners Operating Agreement between Echelon and Fitzsimmons, Fitzsimmons has sole investment power with respect to the investments of Lodestone Capital. The Operating Agreement is, however, silent on the subject of voting power with respect to securities held by Lodestone Capital. Therefore, Fitzsimmons may also be deemed to share voting power with Mr. Rotter with respect to securities held by Lodestone Capital.


         (b)      Number of Shares of Common  Stock as to Which the Person
                  ---------------------------------------------------------
                  Filing This Statement Has:
                  --------------------------

                           (i)     Sole Voting Power.

                                   None.

-------------------------                              ------------------------
CUSIP No. 730715 10 9               SCHEDULE 13D           Page 4 of 5 Pages
-------------------------                              ------------------------




                           (ii)    Shared Voting Power.

                                   Fitzsimmons, who is a member of the Board of Managers of Lodestone Partners (the manager of Lodestone Capital), may be deemed to share with Mr. Rotter, who is the other member of the Board of Managers of Lodestone Partners, the power to vote or direct the vote of 83,000 shares of Common Stock held of record by Lodestone Capital.

                           (iii)   Sole Dispositive Power.

                                   Michael Fitzsimmons has sole power to dispose of or direct the disposition of the 83,000 shares of Common Stock held of record by Lodestone Capital.

                           (iv)    Shared Dispositive Power.

                                   None.


         (c)      Transactions in Common Stock by Person Filing This Statement.
                  -------------------------------------------------------------

                  Within the last 60 days, Lodestone Capital sold the following shares of Common Stock through brokerage transactions on the Nasdaq Stock Market:

                                              Number of        Average
                              Date           Shares Sold       Price
                             --------       -------------     --------
                             03/09/99          27,600         15.7883
                             03/10/99          22,700         14.7897
                             03/11/99          27,800         15.6169
                             03/12/99          25,500         15.7269
                             03/15/99          20,000         17.3984



         (e)      Date the  Reporting Person  Ceased To Be The Beneficial Owner
                  --------------------------------------------------------------
                  of  More  Than Five  Percent of the Class of  Securities.
                  ---------------------------------------------------------

                   On or about March 10, 1999.

-------------------------                              ------------------------
CUSIP No. 730715 10 9             SCHEDULE 13D            Page 5 of 5 Pages
-------------------------                              ------------------------

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March   , 1999

                                     By: /s/Michael Fitzsimmons
                                    -------------------------------
                                        Michael Fitzsimmons